

S 16012756

SEC Mail Processing Section

FEB 29 2016

Washington DC 416

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51939

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/15** (MM/DD/YY) AND ENDING **12/31/15** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **AlterNet Securities, Inc.**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Liberty Plaza, 165 Broadway, 4th Floor
(No. and Street)

New York	**NY**	**10006**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Angelo Bulone **(212) 444-6269**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name - *if individual, state last, first, middle name*)

345 Park Avenue	**New York**	**NY**	**10154**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

AFFIRMATION

We, Steven Vigliotti and Angelo Bulone, affirm that, to the best of our knowledge and belief, the accompanying financial statements and supplementary schedules pertaining to AlterNet Securities, Inc. as of December 31, 2015 are true and correct. We further affirm, that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.



Steven Vigliotti
Chief Financial Officer



Angelo Bulone
Managing Director, Controller



Notary Public

Magally Rosario
Notary Public, State of New York
Reg. No. 01RO6134488
Qualified in Kings County
My Commission Expires October 3, 2017



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

The Board of Directors
AlterNet Securities, Inc.:

We have audited the accompanying statement of financial condition of AlterNet Securities, Inc. (the Company) (a wholly-owned subsidiary of Investment Technology Group, Inc.) as of December 31, 2015 (the financial statement). The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of AlterNet Securities, Inc. as of December 31, 2015, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

February 26, 2016

ALTERNET SECURITIES, INC.

(A wholly-owned subsidiary of Investment Technology Group, Inc.)

Statement of Financial Condition

December 31, 2015

Assets

Cash and cash equivalents	$	5,893,218
Receivables from broker-dealers, net		3,299,031
Deferred taxes		73,301
Other assets		17,452
Total assets	$	9,283,002

Liabilities and Stockholder's Equity

Liabilities:		
Accounts payable and accrued expenses	$	1,050,077
Due to Parent		38,169
Due to affiliates		1,285,434
Total liabilities		2,373,680
Commitments and contingencies		
Stockholder's equity:		
Common stock, $0.01 par value; 1,000 shares authorized, issued and outstanding		10
Additional paid-in capital		6,100,000
Retained earnings		809,312
Total stockholder's equity		6,909,322
Total liabilities and stockholder's equity	$	9,283,002

See accompanying notes to statement of financial condition.

ALTERNET SECURITIES, INC.

(A wholly-owned subsidiary of Investment Technology Group, Inc.)

Notes to Statement of Financial Condition

December 31, 2015

(1) Organization and Basis of Presentation

AlterNet Securities, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a Delaware corporation that is a wholly-owned subsidiary of Investment Technology Group, Inc. (the "Parent"). The Statement of Financial Condition and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

The Company is a broker-dealer that is primarily engaged in providing broker-dealers access to the POSIT alternative trading system of ITG Inc. ("ITG"), an affiliated broker-dealer. ITG POSIT provides anonymous matching of non-displayed equity orders to minimize market impact and may provide opportunities for price improvement within the National Best Bid and Offer ("NBBO"). The Company's commissions and fee revenues are dependent principally on the continued level of interest of the Company's clients in ITG POSIT.

The Company, in connection with its activities as a broker-dealer, does not hold funds or securities for customers. Accordingly, the Company is exempt from SEC Rule 15c3-3 pursuant to provision (k)(2)(ii) of such rule.

(2) Summary of Significant Accounting Policies

Use of Estimates

The preparation of the Statement of Financial Condition in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. Included in cash and cash equivalents on the Statement of Financial Condition at December 31, 2015, are cash and U.S. Government money market instruments totaling $5,859,953 and $33,265, respectively.

Fair Value of Financial Instruments

Substantially all of the Company's financial instruments are carried at fair value or amounts approximating fair value. Cash and cash equivalents and certain payables are carried at market value or estimated fair value.

Securities Transactions

Receivables from broker-dealers, net consist principally of commissions receivable from securities transactions or from net executions, net of an allowance for doubtful accounts. The Company executes and clears all securities transactions through its affiliated clearing broker, ITG, on a fully disclosed basis.

Income Taxes

The Company is included in the consolidated federal and combined state and local income tax returns of the Parent. The Company is charged or credited with an amount equal to its separate tax liability or benefit as if it were filing on an individual company basis and current income taxes due to Parent are made pursuant to a tax sharing agreement between the Company and Parent.

Income taxes are accounted for using the asset and liability method. Deferred tax assets and liabilities, if any, are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recorded against deferred tax assets if it is more likely than not that such assets will not be realized.

In accordance with ASC 740, *Income Taxes,* the Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Specifically, ASC 740 requires the determination of whether or not a tax position is more likely than not to be sustained upon examination based upon the technical merits of the position. If this recognition threshold is met, the tax benefit is then measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate resolution. The Parent allocates tax uncertainties specific to the Company in a manner consistent with its policy of charging or crediting amounts equal to the Company's separate tax liability or benefit as if the Company were filing on an individual basis. All tax uncertainties are held by the Company until such time that the statute of limitations or period under audit for the jurisdiction is settled.

(3) Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, various methods are used including market, income and cost approaches. Based on these approaches, certain assumptions that market participants would use in pricing the asset or liability are used, including assumptions about risk and/or the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market-corroborated, or generally unobservable firm inputs. Valuation techniques used maximize the use of observable inputs and minimize the use of unobservable inputs. Based on the observability of the inputs used in the valuation techniques, fair value measured financial instruments are categorized according to the fair value hierarchy prescribed by ASC 820, *Fair Value Measurements and Disclosures*. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value are classified and disclosed in one of the following three categories:

- Level 1: Fair value measurements using unadjusted quoted market prices in active markets for identical, unrestricted assets or liabilities.
- Level 2: Fair value measurements using correlation with (directly or indirectly) observable market based inputs, unobservable inputs that are corroborated by market data, or quoted prices in markets that are not active.
- Level 3: Fair value measurements using significant inputs that are not readily observable in the market.

Level 1 consists of financial instruments whose value is based on quoted market prices such as exchange-traded mutual funds and listed equities. Level 1 financial assets at December 31, 2015 consists of an investment in a U.S. Government money market fund of $33,265 (included in cash and cash equivalents). The Company does not currently have any Level 1 liabilities.

The Company did not have any Level 2 or 3 assets or liabilities as of December 31, 2015.

ALTERNET SECURITIES, INC.

(A wholly-owned subsidiary of Investment Technology Group, Inc.)

Notes to Statement of Financial Condition

December 31, 2015

(4) Receivables from Brokers-Dealers, Net

The following is a summary of receivables from broker-dealers, net as of December 31, 2015.

Clearing broker-dealer (ITG)	$	1,228,607
Broker-dealers		2,255,891
Allowance for doubtful accounts		(185,467)
Total	$	3,299,031

The Company maintains an allowance for doubtful accounts based upon estimated collectibility of receivables.

(5) Accounts Payable and Accrued Expenses

The following is a summary of accounts payable and accrued expenses at December 31, 2015.

Accrued transaction processing	$	931,389
Other accrued expenses		118,688
Total	$	1,050,077

(6) Income Taxes

For the year ended December 31, 2015, the Company's operations were included in the consolidated Federal and combined state and local income tax returns of the Parent. The Company accounts for income taxes as if it were a separate entity.

Income taxes payable was $38,169 and is included in due to Parent on the Statement of Financial Condition at December 31, 2015.

Deferred income taxes are provided for temporary differences in reporting certain items and give rise to a net deferred tax asset of $73,301 related entirely to the allowance for doubtful accounts as of December 31, 2015.

At December 31, 2015, management of the Company believes that realization of the deferred tax asset is more likely than not based on a history of taxable income and anticipated future taxable income.

Tax Uncertainties

Under ASC 740, a company must recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the Statement of Financial Condition from such a position are measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate resolution.

At December 31, 2015, the Company had no uncertain tax positions.

With limited exception, the Parent is no longer subject to U.S. federal, state, or local tax audits by taxing authorities for years preceding 2008. The Internal Revenue Service is currently examining the Parent's U.S. federal income tax returns for 2008 through 2012. Certain state and local returns are also currently under various stages of audit.

(7) Related Party Transactions

Pursuant to a Services Agreement with ITG, certain securities trading services, administrative services, and the use of certain office space in connection with the Company's operations are provided by ITG.

Pursuant to an Intangible Property License Agreement with an affiliate, ITG Software Solutions, Inc. ("ITGSSI"), the Company paid ITGSSI license fees for the use of its technology.

The Company entered into a services agreement with ITG Global Production, Inc. ("ITGGPI"), in which ITGGPI provides services to the Company in connection with the production data center and manages the disaster recovery services contract.

In the normal course of business, the Parent and/or ITG may receive and disburse cash on behalf of the Company.

The Company executes and clears all securities transactions through its clearing broker, ITG (see Note 2, *"Summary of Significant Accounting Policies"*). The Company's unsettled commissions and fees are reflected in receivables from broker-dealers, net on the accompanying Statement of Financial Condition at December 31, 2015. The Company reimburses ITG for all transaction processing costs incurred by ITG related to the Company's transactions. At December 31, 2015, included in due to affiliates on the Statement of Financial Condition was $593,277 of amounts payable to ITG for these costs.

The Company paid cash dividends of $2,000,000 to the Parent during the year ended December 31, 2015.

(8) Commitments and Contingencies

The Company is not a party to any pending legal proceedings other than claims and lawsuits arising in the ordinary course of business, except (1) putative class action lawsuits and a derivative action have been filed with respect to the Parent and certain of its current and former executives in connection with the Parent's announcement of the SEC matter described in the following paragraph (and other related actions could be filed).

On August 12, 2015, the Company and ITG Inc., reached a final settlement with the Staff of the Division of Enforcement of the SEC in connection with the SEC's investigation into a proprietary trading pilot operated within the Company for sixteen months in 2010 through mid-2011. The investigation was focused on customer disclosures, Form ATS regulatory filings and customer information controls relating to the pilot's trading activity, which included (a) crossing against sell-side clients in POSIT and (b) violations of the Company's policy and procedures by a former employee of the Parent. These violations principally involved information breaches for a period of several months in 2010 regarding sell-side parent orders flowing into ITG's algorithms and executions by all customers in non-POSIT markets that were not otherwise available to ITG clients.

In addition, the Company is involved in ongoing investigations and other proceedings by government agencies and self-regulatory organizations regarding their businesses. Such investigations and other proceedings may result in judgments, settlements, fines, penalties, injunctions or other relief.

The Company and its Parent are unable to provide a reasonable estimate of any potential liability for ongoing investigations, lawsuits or other proceedings given the stage of such proceedings. The Company and its Parent believe, based on information currently available, that the outcome of ongoing investigations, lawsuits or other proceedings, individually or in the aggregate, will not likely have a material adverse effect on their consolidated financial position. In light of the inherent uncertainties of such proceedings, an adverse outcome of one or more of such proceedings may have a material impact on the results of operations for any particular period.

(9) Off-Balance Sheet Risk and Concentrations of Credit Risk

In the normal course of business, the Company is involved in the execution of various institutional customer securities transactions. Securities transactions are subject to the credit risk of counterparty or customer nonperformance. However, transactions are collateralized by the underlying securities, thereby reducing the associated risk to changes in the market value of the securities through settlement date. Therefore, the settlement of these transactions is not expected to have a material effect on the Company's Statement of Financial Condition. It is also the Company's policy to review, as necessary, the credit worthiness of each counterparty and customer.

Financial instruments that potentially subjcct the Company to concentrations of credit risk are primarily cash and cash equivalents and receivable from broker-dealers, net. Cash and cash equivalents are deposited with high credit quality financial institutions.

(10) Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company has elected to use the basic method permitted by SEC Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $100,000 or 6 ⅔% of aggregate indebtedness.

At December 31, 2015, the Company had net capital of $4,747,479, which was $4,589,234 in excess of required net capital of $158,245. The Company's ratio of aggregate indebtedness to net capital ratio was 0.50 to 1.

Dividends or withdrawals of capital can not be made to the Company's Parent if they are needed to comply with regulatory requirements.

ALTERNET SECURITIES, INC.
(A wholly-owned subsidiary of Investment Technology Group, Inc.)

Exemption Report
December 31, 2015

(With Report of Independent Registered Public Accounting Firm Thereon)



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

The Board of Directors
AlterNet Securities, Inc.:

We have reviewed management's statements, included in the accompanying AlterNet Securities, Inc.'s Exemption Report (the Exemption Report), in which (1) AlterNet Securities, Inc. (the Company) identified the following provisions of 17 C.F.R. § 240.15c3-3 under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (k)(2)(ii), (the exemption provisions); and (2) the Company stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

KPMG LLP

February 26, 2016

ALTERNET SECURITIES, INC.

(A wholly-owned subsidiary of Investment Technology Group, Inc.)

Exemption Report

As of and the year ended December 31, 2015

AlterNet Securities, Inc.'s Exemption Report

AlterNet Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k) (2) (ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

AlterNet Securities, Inc.

We, Steven Vigliotti and Angelo Bulone, affirm that, to our best knowledge and belief, this Exemption Report is true and correct.



Steven Vigliotti
Chief Financial Officer



Angelo Bulone
Managing Director, Controller

February 26, 2016